

Mail Stop 3561

May 10, 2007

Mr. Gary A. Harmon
Chief Financial Officer
The Dixie Group, Inc.
2208 South Hamilton Street
Dalton, Georgia 30721-4974

      RE: **The Dixie Group, Inc.**
              Form 10-K for Fiscal Year Ended December 30, 2006
              Filed March 9, 2007
              Form 10-Q for Quarterly Period Ended March 31, 2007
              Filed May 7, 2007
              File No. 0-2585

Dear Mr. Harmon:

      We have reviewed the responses in your letter dated May 1, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 32

1.   We considered your response to comment four from our letter dated April 17, 2007. We believe that any presentation of cash flows from discontinued operations must meet the disclosure requirements of paragraph 14 of SFAS 95. In this regard, cash payments to governments for taxes should be classified as operating activities whether the cash payments relate to continuing operations or discontinued operations. Please tell us why your classification complies with paragraph 23(c) of SFAS 95. To the extent that you determine that classification in cash flows from operating activities is appropriate please revise or, with reference to SAB Topic 1:M, tell us why you believe a revision is not necessary.

Notes to Consolidated Financial Statements, page 34

Note D. Discontinued Operations, page 39

2.   We considered your response to comment five from our letter dated April 17, 2007 and we re-issue a portion of our previous comment. Please tell us why the settlement of the pension plan of your former textile business sold in 1999 is directly related to the disposal of the segment and properly classified in discontinued operations. In your response specifically address the provisions of paragraph 16 in the original pronouncement of SFAS 88 and demonstrate the cause-and-effect relationship as clarified by the answer to Question 37 in the FASB Special Report, *A Guide to Implementation of Statement 88 on Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits: Questions and Answers.* Refer to paragraph B115 of SFAS 144. To the extent that you determine that classification of the settlement loss in continuing operations is appropriate please revise or, with reference to SAB Topic 1:M, tell us why you believe a revision is not necessary.

Form 10-Q for Quarterly Period Ended March 31, 2007

Part 1. Financial Information, page 3

Item 4. Controls and Procedures, page 16

3.   Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Please revise future filings accordingly. Also, please confirm to us, if true, that there were no changes in your internal control over financial reporting during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief